Reply to: Virgil Z. Hlus Direct Tel: 604.891.7707 Email: vzh@cwilson.com File No: 28313-0001

January 28, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
USA

Attention:	Maryse Mills-Apenteng, Special Counsel

Dear Sirs

Re:CounterPath Corporation (the “Company”) Registration Statement on Form S-3 Filed December 16, 2014 File No. 333-200993

We write in response to your letter of January 12, 2015 to Donovan Jones, President and Chief Executive Officer of the Company.  The Company’s responses are numbered in a manner that corresponds with your comments.

Exhibit Index

1.
Please file the form of indenture relating to your debt securities as an exhibit to the registration statement prior to requesting effectiveness. For guidance, please refer to Question 212.19 of our Securities Act Rules Compliance and Disclosure Interpretations.

As provided in Question 212.19 of our Securities Act Rules Compliance and Disclosure Interpretations, the Company will file the form of indenture in a post-effective amendment to the registration statement when, and if, the Company decides to offer any debt securities.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus*

VZH/ljm

cc:      CounterPath Corporation
           Attn: Donovan Jones

* Admitted to practice in: British Columbia; California